UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2009

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                 to

Commission file number:   000-50924

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Beacon Sales Acquisition, Inc.
401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beacon Roofing Supply, Inc.
One Lakeland Park Drive
Peabody, MA 01960

BEACON SALES ACQUISITION, INC.
    401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
   (MODIFIED CASH BASIS)

YEARS ENDED SEPTEMBER 30, 2009 AND 2008

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
(MODIFIED CASH BASIS)
TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits (Modified Cash Basis) September 30, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis) Years Ended September 30, 2009 and 2008	3

Notes to Financial Statements (Modified Cash Basis) Year Ended September 30, 2009	4

Supplemental Information -
Internal Revenue Service Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year) September 30, 2009	12

Consent of Ernst & Young LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator and Participants
Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan as of September 30, 2009 and 2008 and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at September 30, 2009 and 2008, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting as described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of September 30, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Boston, Massachusetts
March 25, 2010

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits (Modified Cash Basis)

September 30, 2009 and 2008

	2009	2008
Assets:
Mutual funds	$71,653,793	$64,700,168
Common/collective trusts	14,500,251	12,647,309
Participant loans	2,476,871	2,365,914
Employer securities	1,404,889	1,373,189

Net assets available for benefits (at fair value)	90,035,804	81,086,580

Adjustment from fair value to contract value (Note 2)	(301,402)	542,898

Net assets available for benefits	$89,734,402	$81,629,478

See accompanying notes.

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)

Years Ended September 30, 2009 and 2008

	2009	2008
Additions:
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(341,960)	$(22,604,085)
Interest and dividends	2,584,941	6,120,818
	2,242,981	(16,483,267)
Contributions:
Employer	5,723,302	4,216,191
Participants	6,651,745	6,616,987
Transfers from affiliated plans	-	14,419,577
Rollovers	328,333	457,460
	12,703,380	25,710,215

Total additions	14,946,361	9,226,948

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	6,820,258	6,543,634
Administrative expenses	21,179	20,860
Total deductions	6,841,437	6,564,494

Net increase	8,104,924	2,662,454

Net assets available for benefits:
Beginning of year	81,629,478	78,967,024

End of year	$89,734,402	$81,629,478

See accompanying notes.

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN
Notes to Financial Statements (Modified Cash Basis)

Year Ended September 30, 2009

Note 1 - Description of Plan

The following description of Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Document, including the Adoption Agreement, for more complete information.  The Plan Sponsor is Beacon Sales Acquisition, Inc. (the “Company”).

General - The Plan is a defined contribution plan covering all non-union employees of the Company who have completed ninety (90) days of service with the Company and are age twenty-one (21) or older.  All employees covered by a collective bargaining agreement are excluded from participation.  All employees who are non-resident aliens are excluded from participation as well.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective October 1, 2007, participants of the 401(k) plan of a new subsidiary of the Company, North Coast Commercial Roofing Systems, Inc. (the “North Coast Plan”), became participants of the Plan. Total North Coast Plan assets of approximately $14.4 million were transferred into the Plan on that date.

Contributions - Each year, participants may contribute up to one hundred percent (100%) of their pre-tax annual compensation as defined in the Plan, subject to Internal Revenue Code (IRC) limitations ($16,500 for 2009).  Individuals who are age fifty (50) or older, and who contribute the maximum federal limit, are eligible to make an additional contribution called a “catch-up contribution”.  The allowed maximum catch-up contribution for 2009 was $5,500.  Participants may also contribute amounts representing rollover distributions from other qualified plans.  Participants direct the investment of their contributions into various investment options offered by the Plan. Effective January 1, 2008, new participants who do not make an election regarding Plan participation will automatically be enrolled at a contribution level equal to 6% of their pre-tax annual compensation.

The Plan offers twenty-four (24) mutual funds, one (1) common/collective trust fund, and the stock of the Company as investment options.  All Company contributions are determined at the discretion of the Company’s board of directors.  For the years ended September 30, 2009 and 2008, the Company made matching contributions equal to fifty percent (50%) of the first 6% of a participant’s elective contribution based on pre-tax eligible compensation.  Additional amounts associated with profit sharing were contributed in those years to participants who were employed on the last day of the Plan year and earned 1,000 hours of service in that Plan year (unless the participant terminated during the year due to retirement, death or disability), and may be contributed in the future at the discretion of the Company’s board of directors.  These discretionary profit-sharing contributions totaled $3,211,189 and $1,899,707 during the years ended September 30, 2009 and 2008, respectively. Contributions are subject to certain IRC limitations.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contribution, b) Plan earnings, and c) Plan expenses.  Allocations are based upon participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Forfeitures under the plan may be used to reduce the Company’s contributions.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s contributed portion of their accounts, plus the earnings thereon, is based on years of service.  A participant is one hundred percent (100%) vested in both the discretionary and matching contributions after six (6) years of credited service (minimum 1,000 hours per Plan year).  Vesting is accelerated upon termination due to early or normal retirement, death or disability.  The following represents the vesting schedules for both the discretionary profit-sharing and discretionary matching Company contributions:

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN
Notes to Financial Statements (Modified Cash Basis) - Continued

Year Ended September 30, 2009

Note 1 - Description of Plan - Continued

Years of Service	Vested Percentage
Less than two (2) years	0%
Two (2) years	20%
Three (3) years	40%
Four (4) years	60%
Five (5) years	80%
Six (6) years	100%

Participant Loans - Participants may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000, or fifty percent (50%) of their vested account balance.  For the year ended September 30, 2009, the interest rates charged on participant loans ranged from 4.25% to 9.25%.  Principal and interest amounts are paid weekly through payroll deductions.  Participants are charged a fee when taking out a loan.  For the years ended September 30, 2009 and 2008, there were fees of $21,179 and $20,860 charged to loan recipients, respectively.

Payment of Benefits - Benefits are payable in a lump sum upon separation from service, death or disability. In-service distributions are available for hardship, or attainment of age 59½.  In any event, payment of benefits must commence at the later of when the participant reaches age 70½ or termination of employment (as long as the participant does not own 5% or more of the Company’s outstanding stock). Participants may also receive distributions from rollovers of prior qualified plans.

The Plan also provides for involuntary distribution of account balances for terminated participants with account balances of less than $1,000. Participant accounts of terminated participants with balances between $1,000 and $5,000 are automatically rolled into an IRA account if the participant does not elect payment.

Forfeitures - Forfeitures of the non-vested portion of participant accounts may be used to reduce future Company discretionary and matching contributions.  Total forfeitures of $296,754 and $225,730 were used to offset Company contributions in the years ended September 30, 2009 and 2008, respectively. At September 30, 2009 and 2008, the balance in the forfeitures account totaled $498,193, and $296,754, respectively.

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN
Notes to Financial Statements (Modified Cash Basis) - Continued

Year Ended September 30, 2009

Note 2 - Summary of Significant Accounting Policies

New Accounting Pronouncements – In June 2009, the Financial Accounting Standards Board  (FASB) issued a pronouncement establishing the FASB Accounting Standards Codification (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with United States generally accepted accounting principles (GAAP).  The standard is effective for financial statements issued for periods ending after September 15, 2009.  The adoption of this standard did not have a material impact on the Plan’s financial statements.

In September 2006, the (FASB) issued Statement of Financial Accounting Standards ASC 820, Fair Value Measurements and Disclosures.  This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements.   ASC 820 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  In October 2008, the FASB issued ASC 820-10-65-2, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.   ASC 820-10-65-2 clarifies the application of ASC 820 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in ASC 820-10-65-2 was effective upon issuance, including prior periods for which financial statements had not been issued. Additionally, in April 2009, the FASB issued ASC 820-10-65-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.  ASC 820-10-65-4 supersedes ASC 820-10-65-2 and amends ASC 820 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability.  ASC 820-10-65-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of ASC 820.  ASC 820-10-65-4 is effective for reporting periods ended after June 15, 2009. The Plan adopted ASC 820, as amended by ASC 820-10-65-4, effective for the year ended September 30, 2009.

Basis of Accounting - The Plan follows the modified cash basis of accounting, which is the cash basis of accounting except for investments, which are adjusted to fair value.

Use of Estimates - The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition - Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

The INVESCO Stable Value Trust Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividend income are recorded when received. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Administrative Expenses - Expenses incurred in the administration of the Plan are paid directly by the Company, except those relating to recordkeeping fees on participant loans and processing fees for certain benefit payments that are allocated to the respective individual participants’ accounts.

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN
Notes to Financial Statements (Modified Cash Basis) - Continued

Year Ended September 30, 2009

Note 3 – Investments

Investments that represent 5% or more of the fair value of the Plan’s net assets at September 30 were as follows:

	2009	2008

Mutual Funds:
American Funds Capital Income Builder	$14,973,026	$15,377,584
American Funds Growth Fund of America	12,638,624	12,299,616
American Funds Fundamental Investors	8,977,283	8,758,910
American Funds EuroPacific Growth Fund	6,862,860	6,513,028
American Funds Bond Fund of America	5,130,539	4,498,061
Common Collective Trust:
INVESCO Stable Value Fund (at contract value)*	14,198,849	13,190,207

*The fair value of the Plan’s investment in the INVESCO Stable Value Fund was $14,500,251 and $12,647,309 at September 30, 2009 and 2008, respectively.

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN
Notes to Financial Statements (Modified Cash Basis) - Continued

Year Ended September 30, 2009

Note 3 – Investments - Continued

During the years ended September 30, 2009 and 2008, the Plan’s investments (including investments purchased and sold, as well as held during the years) appreciated (depreciated) in fair value as follows:

	Years Ended September 30,
	2009	2008

Mutual funds	$(391,038)	$(23,095,006)
Employer securities	49,078	490,921
	$(341,960)	$(22,604,085)

 Note 4 – Fair Value Measurements

As mentioned in Note 2, the Plan adopted ASC 820, as amended by ASC 820-10-65-4, effective for the year ended September 30, 2009. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

–	quoted prices for similar assets and liabilities in active markets
–	quoted prices for identical or similar assets or liabilities in markets that are not active
–	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
–	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following is a description of the valuation methods used for Plan assets measured at fair value at September 30, 2009. There were no changes in the methods used at September 30, 2009 and 2008.

Mutual funds: Valued at the net asset value of shares held by the Plan at year-end.

Common/collective trusts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer.

Participant loans: Valued at amortized cost, which approximates fair value.

Employer securities: Valued at the closing price reported by The NASDAQ Global Select Market.

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN
Notes to Financial Statements (Modified Cash Basis) - Continued

Year Ended September 30, 2009

Note 4 – Fair Value Measurements – continued

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methods or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of September 30, 2009:

	Assets at Fair Value as of September 30, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds	$71,653,793			$71,653,793
Common/collective trusts		14,500,251		14,500,251
Participant loans			2,476,871	2,476,871
Employer securities	1,404,889			1,404,889
Total assets at fair value	$73,058,682	$14,500,251	$2,476,871	$90,035,804

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended September 30, 2009:

Level 3 Assets Participant Loans

Balance, beginning of year	$2,365,914
Purchases, sales, issuances and settlements (net)	110,957
Transfers in and/or out of Level 3	-

Balance, end of year	$2,476,871

Note 5 - Related Party Transactions

The Company pays certain administrative expenses of the Plan.  During the years ended September 30, 2009 and 2008, the Company paid $52,625 and $66,949, respectively, for such Plan expenses.  Also, the Plan uses the Company’s personnel and facilities for its accounting and other activities at no cost to the Plan.

The Plan holds units of a common collective /collective trust fund and shares of mutual funds managed by INVESCO and American Funds, respectively. INVESCO serves as agent to the Plan while American Funds is the record keeper. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Note 6 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become fully vested in their accounts.

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN
Notes to Financial Statements (Modified Cash Basis) - Continued

Year Ended September 30, 2009

Note 7 - Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt.  In accordance with Revenue Procedures 2008-6 and 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.  The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes the Plan is qualified, and the related trust is tax exempt.

Note 8 - Risks and Uncertainties

The Plan and its participants invest in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL INFORMATION

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN
PLAN:  001
EIN:  36-4173366
Internal Revenue Service Form 5500, Schedule H, Part IV, Line 4(i) -
 Schedule of Assets (Held at End of Year)

September 30, 2009

	(b)		(e)
	Identity of issue, borrower,	(c)	Current
(a)	lessor or similar party	Description of investment	value

	Mutual Funds:
*	American Funds Capital Income Builder	320,005 Shares	$14,973,026
*	American Funds Growth Fund of America	485,727 Shares	12,638,624
*	American Funds Fundamental Investors	289,870 Shares	8,977,283
*	American Funds EuroPacific Growth Fund	182,135 Shares	6,862,860
*	American Funds Bond Fund of America	435,530 Shares	5,130,539
	Columbia Acorn USA Fund	173,849 Shares	3,680,390
*	American Funds New Perspective Fund	146,237 Shares	3,601,827
	Legg Mason Partners Aggressive Growth Fund	36,010 Shares	3,091,812
*	American Funds 2025 Target Date Fund	192,782 Shares	1,578,881
*	American Funds 2030 Target Date Fund	176,087 Shares	1,452,718
	Oppenheimer Small & Mid-Cap Value Fund	52,009 Shares	1,333,522
*	American Funds 2020 Target Date Fund	153,136 Shares	1,272,559
	Royce Micro-Cap Fund	91,718 Shares	1,196,915
	Davis Opportunity Fund	62,969 Shares	1,184,451
*	American Funds 2035 Target Date Fund	121,205 Shares	998,729
*	American Funds 2015 Target Date Fund	115,056 Shares	981,428
*	American Funds New World Fund	13,929 Shares	631,556
*	American Funds 2040 Target Date Fund	73,114 Shares	603,920
*	American Funds 2045 Target Date Fund	51,168 Shares	424,179
*	American Funds Capital World Bond Fund	19,610 Shares	397,696
*	American Funds 2050 Target Date Fund	34,772 Shares	285,480
	Columbia Mid Cap Index Fund	17,690 Shares	157,088
*	American Funds 2010 Target Date Fund	16,381 Shares	139,563
	Columbia LargeCap Index Fund	2,866 Shares	58,747
			71,653,793

*	Beacon Roofing Supply Inc. Employer Stock Fund:Employer securities	87,915 Shares	1,404,885
	Cash – pending purchases of employer securities		4
			1,404,889
	Common/Collective Trust:
	INVESCO Stable Value Fund	14,198,849 Units	14,198,849

*	Participant loans	Interest rates ranging from 4.25% to 9.25%	2,476,871

			$89,734,402

 * Party-in-interest as defined by ERISA.

Note: Cost information has not been included because all investments are participant-directed.

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

EXHIBIT INDEX

Exhibit No.
23	Consent of Ernst & Young LLP

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEACON SALES ACQUISITION, INC.
401(k) PROFIT SHARING PLAN

Date: March 25, 2010		/s/ David R. Grace
	By:	David R. Grace
Senior Vice President and
Chief Financial Officer